1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 13, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/09/13

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2010/08/16: Clarification of the report that the company plans to invest NT$59 billion to build a super IDC

2.	Announcement on 2010/08/20: To announce the acquisition of FORMOSA CHEMICALS & FIBRE CORPORATION Corporate Bonds

3.	Announcement on 2010/08/24: To announce the acquisition of Taiwan Power Company Corporate Bonds

4.	Announcement on 2010/08/26: Chunghwa Telecom held investor conference for 1H10 operation results

5.	Announcement on 2010/08/26: To announce the differences for the first half of 2010 financial statements between ROC GAAP and US GAAP

6.	Announcement on 2010/09/06: Clarification of the report that the company captures iEN market opportunity in China

7.	Announcement on 2010/09/08: Chunghwa Telecom to attend investor conference

8.	Announcement on 2010/09/10: The Company announces its unaudited revenue for August 2010

9.	Announcement on 2010/09/10: August 2010 sales

EXHIBIT 1

Clarification of the report that the company plans to invest NT$59 billion to build a super IDC

Date of events: 2010/08/16

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/08/16

3. Content of the report: The company plans to invest NT$59 billion to build a super IDC.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company follows its internal procedures to evaluate the IDC construction project, the developing details including investing amount as well as schedule will be announced officially after completing the procedures. Currently, the company has no comment on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

To announce the acquisition of FORMOSA CHEMICALS & FIBRE CORPORATION Corporate Bonds

Date of events: 2010/08/20

Contents:

1. Name of the securities: FORMOSA CHEMICALS & FIBRE CORPORATION

Corporate Bonds (Code: B702A1, B702A3)

2. Trading date: 2010/04/27~2010/08/20

3. Trading volume, unit price, and total monetary amount of the transaction: 4,500,000 units; NT$100.90 per unit; total amount: NT$454,036,559

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):4,500,000 units; NT$453,924,265; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6.49%; 7.40%; NT$61,204,464,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 3

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2010/08/24

Contents:

1. Name of the securities: Taiwan Power Company Corporate Bonds

(Code: B903U4 , B903TD)

2. Trading date: 2010/08/20~2010/08/24

3. Trading volume, unit price, and total monetary amount of the transaction: 3,400,000 units; NT$100.15 per unit; total amount:NT$340,498,327

4. Gain (or loss) (not applicable in case of acquisition of securities):N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):21,475,000 units; NT$2,169,361,165; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6.47%; 7.37%; NT$61,204,464,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom held investor conference for 1H10 operation results

Date of events: 2010/08/26

Contents:

1. Date of the investor/press conference: 2010/08/26

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei and conference call

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

EXHIBIT 5

To announce the differences for the first half of 2010 financial statements between ROC GAAP and US GAAP

Date of events: 2010/08/26

Contents:

1. Date of occurrence of the event: 2010/08/26

2. Cause of occurrence: To announce the differences for the first half of 2010 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$25,442,907 thousand, earnings per share of NT$2.58 for the first half of 2010, and consolidated shareholders’equity of NT$363,988,720 thousand as of June 30, 2010.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$27,589 million, earnings per share of NT$2.80 for the first half of 2010 and consolidated shareholders’ equity of NT$293,642 million as of June 30, 2010.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 6

Clarification of the report that the company captures iEN market opportunity in China

Date of events: 2010/09/06

Contents:

1. Name of the reporting media: Economic Times

2. Date of the report: 2010/09/06

3. Content of the report: The company captures iEN market opportunity in China.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

That the company is introducing iEN services to China with its local telecom operator is only in the stage of service trial.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom to attend investor conference

Date of events: 2010/09/08

Contents:

1. Date of the investor/press conference: 2010/09/08

2. Location of the investor/press conference: Investor conference held by Credit Suisse in Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: None

EXHIBIT 8

The Company announces its unaudited revenue for August 2010

Date of events: 2010/09/10

Contents:

1. Date of occurrence of the event: 2010/09/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of August 2010, total revenue increased by 0.3% year-over-year to NT$15.51 billion. Operating income for the month was NT$5.04 billion, net income NT$4.35 billion, EPS NT$0.45.

For the first eight months this year, total revenue increased by 1.4% year-over-year to NT$122.64 billion, operating income was NT$38.93 billion, net income NT$33.39 billion, EPS NT$3.44.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom

September 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2010

1) Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Aug	Invoice amount	17,036,983	17,161,967	(-)124,984	(-)0.73%
Jan-Aug	Invoice amount	134,650,056	133,434,969	(+)1,215,087	(+)0.91%
Aug	Net sales	15,512,819	15,461,199	(+)51,620	(+)0.33%
Jan-Aug	Net sales	122,643,471	120,949,062	(+)1,694,409	(+)1.40%

b Trading purpose : None